RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

For the Years Ended December 31, 2013 and 2012

Suite 1540 – 800 West Pender Street, Vancouver, BC. V6C 2V6
Tel: 604-623-3333   Toll free: 1-866-365-4706   Fax:  604-623-3355
e-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION – MD&A – December 31, 2013
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

INTRODUCTION

This Management Discussion and Analysis (“MD&A”), dated March 26, 2014, includes financial information from, and should be read in conjunction with, the consolidated financial statements for the years ended December 31, 2013 and 2012. Please refer to the cautionary notices at the end of this MD&A, especially in regard to forward looking statements.

Rubicon Minerals Corporation (“Rubicon” or the “Company”) reports its financial position, statement of comprehensive loss, changes in equity and cash flows in accordance with International Financial Reporting Standards (“IFRS”) in Canadian dollars.

Rubicon is a Canadian based company that is focused on the exploration and development of gold deposits. The Company’s key asset is the Phoenix Gold Project (hereinafter defined) located in the Red Lake gold camp, in the Province of Ontario. In addition, the Company has significant land packages in the Red Lake area outside the Phoenix Gold Project and other land packages in Nevada and Utah, USA. The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in all the provinces of Canada as well as with the SEC in the United States. The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the NYSE MKT Exchange in the United States under the symbol ‘RBY’.

DEFINITIONS

The following terms are used in this MD&A:

“F2 Gold System” is a gold mineralized system located at the Phoenix Gold Property composed of high-grade gold mineralization and a lower grade sulphide-rich zone, which currently has a strike length of approximately 1,200 metres (“m”) (3,937 ft) and a depth extent of 1,650 m (5,413 ft) below surface and remains open along strike and at depth. The system appears to at least partly correlate with a large Titan-24 chargeability anomaly. The anomaly extends laterally from the F2 Gold System for over 1,500 m (approximately 5,000 ft), and to depths up to 750 m (approximately 2,500 ft) – the current depth limit of the survey. As for the setting and style of this zone, it is similar in many respects to the high-grade zones present at the nearby Red Lake Gold Mine. The F2 Gold System is 420 m southeast of the existing shaft and is entirely independent from the previous gold resource of the McFinley Gold Deposit.

“New PEA” means the amended and restated National Instrument 43-101 technical report titled “Preliminary Economic Assessment for the F2 Gold System, Phoenix Gold Project, Red Lake, Ontario, prepared by SRK Consulting (Canada) Inc., dated effective June 25, 2013 and filed on SEDAR on February 28, 2014.1

“Phoenix Gold Project” or “the Project” means project activities associated with the Phoenix Gold Property.

“Phoenix Gold Property” describes the property located in Bateman Township in the Red Lake District of Northwestern Ontario, approximately six kilometres (“km”) north of the operating Red Lake Gold Mine, hosting the F2 Gold System.

1 See New PEA Cautionary Statements page 4

RUBICON MINERALS CORPORATION – MD&A – December 31, 2013
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

HIGHLIGHTS

Phoenix Gold Project - Development Highlights

Phoenix Gold Project development milestones achieved as at December 31, 2013 include:

•
Total shaft depth was 730 m. The shaft sinking for Phase 1 is complete. The 685-metre level loading pocket construction along with completion of the construction at the intermediate 337-metre level loading pocket are underway;

•	Conversion of the shaft from sinking mode to development and production mode is well advanced. The sinking buckets have been removed and replaced by the 10 tonne skips and underslung cages;

•	Foundations for the headframe loadout bin are complete and the bin construction is expected to be completed in the first quarter of 2014;

•	Lateral and vertical development is progressing on 122-metre and 305-metre levels for the permanent ventilation system;

•
Preliminary work has re-commenced on 244-metre and 305-metre levels to prepare for full scale development and diamond drilling activities upon completion of shaft outfitting and construction of underground and surface permanent muck loading facilities;

•	Work is substantially complete on concrete foundations for significant mill equipment located outside of the confines of the enclosed mill building;

•	The “Actiflo” waste water treatment equipment was placed in final position and work continues to have this system commissioned in time for water discharge in the spring of 2014;

•
Work on earthworks required to establish the tailings management facility (“TMF”) and perimeter collection ditching required to allow start-up of future mining activities in compliance with legislated permits is well advanced.

•	All uninstalled major electrical equipment for the mill was winterized and properly stored pending resumption of full scale mill construction.

Construction and Development Update and Plan

Construction activity on the Phoenix Gold Project continues to progress toward potential production.  Shaft sinking is complete at 730 m below surface and the shaft was commissioned in development and production mode in early 2014. Work to complete the perimeter collection ditches and tailings facilities for initial potential production will be completed during the 2014 construction season. Mill engineering and procurement activities are continuing, however, major construction activities in the mill were deferred to preserve the Company’s balance sheet which contained $78 million of cash and temporary investments as of December 31, 2013.  As of February 28, 2014 the capital cost estimate to complete the Phoenix Gold Project is approximately $183 million, on a go-forward basis. In addition to Phoenix Gold Project costs the Company also intends to spend approximately $14 million on exploration and $7 million on corporate related costs in 2014.   Subsequent to year end the Company secured approximately $197 million in two financing transactions before fees, and it believes it now has sufficient funding to complete the remaining capital requirement of the Phoenix Gold Project.  The target for the commencement of potential production is mid-2015, based on current knowledge and planning by management of the Company.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2013
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

Drilling and Exploration

For 2013, no exploration drilling was conducted at the mine site. Several diamond drill holes were completed to test lithology and structure to assist in shaft development. The Company has focused on reinterpreting the models and structural zones of the deposit. Planned development and drilling is expected for early 2014 from the 244-metre and 610-metre levels. This program will be based on 25 m spaced holes, which will provide improved interpretations prior to project advancement and potential production. In addition to the planned drilling the Company also intends to carry out cross cutting and sampling of mineralized zones.  Future drilling is expected to focus on infill and delineation drilling associated with the recent mineral resource estimate update.

Details of the drilling results are available on the Company’s web site at www.rubiconminerals.com. Gold mineralization has now been intersected over an interpreted strike length of 1,243 m and to a vertical depth of 1,650 m and remains open along strike and at depth.

Updated Mineral Resource Estimate

Rubicon commissioned SRK Consulting (Canada) Inc. (“SRK”) to conduct an updated mineral resource estimate and optimization studies.  The updated mineral resource was completed as part of the New PEA2 and is discussed under the heading “The New PEA” below.  The updated mineral resource estimate includes approximately 116,000 m of core drilling completed since mid-2011, approximately 90% of which was infill drilling of known areas.

The 2013 PEA and New PEA2

On June 25, 2013 the Company announced positive results and highlights from the 2013 PEA and updated mineral resource estimate completed by SRK for the F2 Gold System, which comprises part of the Company’s flagship Phoenix Gold Project, located in Red Lake, Ontario. A technical report documenting the 2013 PEA was filed on SEDAR on August 9, 2013 (“The Technical Report”) in accordance with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The 2013 PEA was superseded in full by the New PEA2 dated effective June 25, 2013 and filed on SEDAR on February 28, 2014. The report can be viewed at www.sedar.com, www.sec.gov/edgar.shtml and the Company’s website at www.rubiconminerals.com. The summary below does not take into account the review by the Company of planned construction schedules.

New PEA Cautionary Statements

Readers are cautioned that the New PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the inferred mineral resources will be converted to the measured and indicated categories, that the indicated mineral resources will be converted to the proven and probable mineral reserve categories and there is no certainty that the New PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability; the estimate of mineral resources in the New PEA and updated mineral resource statement may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

2 See New PEA Cautionary Statements this page

RUBICON MINERALS CORPORATION – MD&A – December 31, 2013
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

The quantity and grade of reported inferred mineral resources in the New PEA and this MD&A are uncertain in nature and there has been insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Readers are cautioned that the projected mining method, potential production profile and plan and mine plan referred to in the New PEA and this MD&A are conceptual in nature and additional technical studies will need to be completed in order to fully assess their viability.  There is no certainty that a potential mine will be realized or that a production decision will be made. A mine production decision that is made without a feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work and economic analysis and internal studies to ensure satisfactory operational conditions and decisions regarding future targeted production.

The New PEA3 Highlights:

•
On a go-forward basis, using a gold price of $1,385 per oz., the Phoenix Gold Project base case demonstrates an after-tax internal rate of return4 (“IRR”) of 27.0% and a 5% discounted after-tax net present value4 (“NPV”) of $531.0 million; on a pre-tax basis, IRR and NPV are 28.7% and $650.0 million, respectively;

•	Total life of potential mine (“LOM”) projected gold production of 2.19 million ounces, an 18.0% increase over the previous conceptual production plan3;

•	Average annual projected gold production of 165,300 ounces, expected to peak at 242,000 ounces in year 2022;

•	The primary projected mining method is intended to be longhole stoping (“longhole”); 90% of the LOM production is planned to come from longhole stopes and 10% from cut-and-fill mining;

•	Average grade of mill feed is 8.1 grams of gold per tonne (“g/t Au”) at a cut-off grade of 5.0 g/t Au; external dilution of 15% was applied to the conceptual mine plan, plus internal dilution of 26%;

•
Average LOM cash operating cost5 is $629 per recovered ounce or $151 per tonne; including a 1.5% royalty6 the average LOM total cash operating cost is $651 per recovered ounce of gold or $156 per tonne;

•	Average LOM all-in sustaining cash costs7 are $845 per ounce or $203 per tonne;

3      See New PEA Cautionary Statements page 4

4
Based on a 30-day trailing spot gold price assumption of US$1,385 per ounce and a $CDN/$USD consensus exchange rate of 1.05:1.00 (Source: Bloomberg $CDN/$US FX Forecast 2013 through 2017, as of June 18, 2013)

5	Cash operating costs include mining and development costs only and exclude royalties, gold streams, all capital costs, exploration and corporate overheads

6	Assumes Rubicon exercises its right to purchase a 0.5% from the 2.0% NSR that Franco-Nevada Corporation currently owns on the Phoenix Gold Project water claims for US$675,000

7
All-in sustaining cash costs include operating costs, royalties, and sustaining capital and do not include any pre-production capital expenditures, allocation of estimated corporate overhead costs or exploration costs. The cost of the gold streaming deal with Royal Gold is not included in this number.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2013
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

•	Average annual post-tax cash flow from operations is $69.0 million;

•	On a go-forward basis, pre-production capital expenditure is $224.0 million (including a 20% contingency); and

•	Average daily LOM throughput is approximately 1,900 tonnes per day (“tpd”).

The Company believes the new proposed mining methods considered in the New PEA8 will most efficiently exploit the F2 deposit. The implementation of the new proposed methods will, however, increase the capital cost of developing the Project.

Updated Phoenix Gold Project Mineral Resource Estimate Highlights8:

•	Increased indicated mineral resources by 111% to 1.129 million ounces of gold in 4.12 million tonnes grading 8.52 g/t Au using a 4.0 g/t Au cut-off grade;

•	Block model demonstrates substantial continuity of mineralization and an average horizontal thickness of 7.8 m (based on 4.0 g/t Au cut-off estimated using tonne weighted average thickness per level);

•	Reported inferred mineral resources8 of 2.219 million ounces of gold on 7.45 million tonnes grading 9.26 g/t Au using a 4.0 g/t Au cut-off grade; and

•	Updated mineral resource estimate includes approximately 116,000 m of additional drilling (90% infill) since the 2011 mineral resource estimate.

Recommendation from SRK and Continuing Studies

SRK determined that the results of the New PEA8 support the continued advancement of the Phoenix Gold Project and work related to further technical studies. No production decision has been made at this time. Such a decision, if reached, will require such additional technical studies and ongoing evaluation by Rubicon of the construction and development of the Phoenix Gold Project and would not be based solely on the New PEA8.

Aboriginal Consultations

Consultations are ongoing with local First Nation and Métis communities. In December of 2012, Wabauskang First Nation (“WFN”) brought an application for judicial review of the approval of the Company’s Production Closure Plan.  A three way hearing has been scheduled with the Ontario Divisional Court to hear the application for judicial review in mid-April 2014.  The Company is vigorously defending its Production Closure Plan. This application has not affected any construction or development activity at the Phoenix Gold Project.

8 See New PEA Cautionary Statements page 4

RUBICON MINERALS CORPORATION – MD&A – December 31, 2013
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

Other Red Lake Projects

Rubicon holds approximately 100 square miles of additional mineral claims in the Red Lake Camp which were acquired for their high geological potential to host gold mineralization. Due to the Company’s focus on developing the Phoenix Gold Project, exploration of these additional properties has been temporarily put on hold, however the Company considers these projects to be of strategic importance for future exploration. The Company is continuing the geological compilation studies on several of its Red Lake projects to identify targets for future exploration programs.

United States Exploration

Nevada and Utah (West Kirkland Option)

Rubicon holds variable fee simple mineral property interests in a large land package in Elko County, Northeastern Nevada (225,000 acres) extending into Box Elder County, Utah (608 acres).

West Kirkland Mining Inc. (“West Kirkland”) holds an option over the Company’s Nevada and Utah property for a variable interest of up to 60% through exploration expenditures of US$15 million over 4 years. West Kirkland completed its first year commitment of US$2 million of exploration in 2012. On January 23, 2013, to allow for effective completion of annual work programs, the effective date of the option agreement for the annual work commitment was extended from June 23rd to December 31st of each year. In consideration of the current market conditions, on October 16, 2013 Rubicon granted West Kirkland a 1-year deferral of the annual earn-in expenditure commitments in exchange for 1,000,000 shares of West Kirkland. West Kirkland has advised that they have spent $US  1.1 million of the $US 3 million year 2 earn-in expenditures which are to be completed by Dec 31, 2014 (revised year 2 commitment date).

Corporate Developments

Royal Gold Inc. Gold Stream Agreement

On February 10, 2014, the Company signed a gold stream agreement (“the Streaming Agreement”) with Royal Gold Inc. and its subsidiary (”Royal Gold”) pursuant to which the Company agreed to sell 6.30% of future gold production from the Phoenix Gold Project to Royal Gold to a maximum of 135,000 ounces of gold and then 3.15% thereafter.  In consideration, Royal Gold will pay US$75.0 million to the Company as a deposit on the purchase price. The Company has received US$10.0 million upon the execution of the agreement and received US$20.0 million on closing of the agreement. Rubicon will receive the balance of the deposit in three instalments of US$15 million at spaced intervals between March 15, 2014 and September 15, 2014. Payment of the final three instalments is contingent upon the Company securing sufficient financing to complete construction of the Phoenix Gold Project and meeting construction completion targets for the Phoenix Gold Project.  The financing requirement was met on the closing of the public offering discussed below.

Upon delivery of gold to Royal Gold, Royal Gold will pay the current market price on the first 135,000 ounces by way of allocation of the deposit to satisfy 75% of the payment. In addition the Company will receive a cash payment equal to 25% of the spot gold price. After the deposit has been drawn down to nil, Royal Gold will make a cash payment for all future gold deliveries equal to 25% of the spot gold price.

Repayment of the deposit is secured on the assets of the Phoenix Gold Project.  Rubicon has the right to raise up to US$100 million of debt financing that will rank in priority to the gold stream deposit.  In the event that Royal Gold’s interest is subordinated to more than US$50 million of debt, Royal Gold’s additional cash payments for gold deliveries will be reduced from 25% of market price by 5.4% multiplied by the amount of the senior debt outstanding and drawn in excess of US$50 million divided by US$50 million.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2013
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

Public Offering

On March 12, 2014, the Company closed a public offering and issued 74,290,000 units consisting of one common share of the Company (“Share”) and one half of one common share purchase warrant (“Warrant”) at a price of $1.55 per unit (“Unit”) for total gross proceeds of $115,149,500.  Each whole Warrant gives the holder the right to purchase one Share in the Company for a price of $2.00 per Share, exercisable up to and including March 12, 2015.  The proceeds are inclusive of an overallotment option that was fully exercised on closing.

Share issue costs for the initial allotment are estimated to be approximately $7,400,000 including an underwriter’s commission of 5% of the gross proceeds.

Executive Appointment

The Company appointed Nick Nikolakakis to the position of Vice President and Chief Financial Officer as of October 7, 2013.  Mr. Nikolakakis has over 18 years of corporate finance, accounting and senior management experience in the mining sector and was the former Chief Financial Officer of Rainy River Resources.   Mr. Nikolakakis has also held senior management positions at Barrick Gold Corporation, Placer Dome, and North American Palladium.  Mr. Nikolakakis holds an Applied Science degree in Geological Engineering from the University of Waterloo, and a Master of Business Administration from the University of Western Ontario.

Qualified Persons and Quality Assurance

Phoenix Gold Project drill core assays were conducted on sawn NQ-sized half core sections. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. All assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out by ALS Minerals, a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd.

The content of this MD&A relating to the New PEA9 has been read and approved by SRK staff including Mr. Sébastien Bernier, P.Geo., Principal Consultant (Resource Geology), Mr. Glen Cole, P.Geo., Principal Consultant (Resource Geology), Mr. Dan Hewitt, P. Eng., Principal Consultant (Mining) and Mr. Stephen Taylor P. Eng., Principal Consultant (Mining) and by Mr. Pierre Roy, ing., P. Eng., of Soutex Inc., all independent Qualified Persons as defined by NI 43-101.  The New PEA9 was prepared by SRK with metallurgical and processing contributions from Soutex Inc. Individual contributing authors are Mr. Sébastien Bernier, Mr. Glen Cole, Mr. Stephen Taylor, and Mr. Dan Hewitt of SRK and Mr. Pierre Roy ing., P. Eng., of Soutex Inc. All are independent Qualified Persons as defined by NI 43-101.

9 See New PEA Cautionary Statements page 4

RUBICON MINERALS CORPORATION – MD&A – December 31, 2013
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

Phoenix Gold Project operations, including engineering studies and ongoing development are currently supervised and verified by, and except with respect to the third party prepared New PEA9, any operating technical data disclosed in this MD&A has been verified by, and the technical operating disclosures in this MD&A, have been approved by, Daniel Labine, P. Eng., Vice President Operations for Rubicon, a Qualified Person as defined in NI 43-101.

Mark Ross, B.Sc., P. Geo., Chief Mine Geologist for the Company, is a Qualified Person and an employee of the Company and has reviewed and approved the disclosure of technical and scientific information included in this MD&A.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond the control of Rubicon. Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, permitting risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies. Risk factors are more fully described in our Annual Information Form (“AIF”), dated March 26, 2014, for the year ended December 31, 2013, on file at www.sedar.com and www.sec.gov/edgar.shtml.

SELECTED ANNUAL INFORMATION

Information presented below is extracted from the Company’s Audited Financial Statements.

Fiscal year ended	2013	2012	2011
In Canadian dollars, in thousands	$	$	$
Interest and miscellaneous income	1,763	2,234	477
Loss on sale of investments	(5)	(146)	(264)
Net loss	(8,183)	(10,367)	(21,396)
Basic and diluted net loss per share	(0.03)	(0.04)	(0.10)
Total assets	480,263	479,972	280,134
Total long-term financial liabilities	2,819	3,746	2,062
Cash dividends	Nil	Nil	Nil

Significant losses in 2011 are not anticipated to represent a trend as they reflect impairment charges taken against the Company’s Alaska properties.

OPERATING RESULTS

The year ended December 31, 2013 compared to the year ended December 31, 2012

For the year ended December 31, 2013, the Company had a net loss of $8.18 million and a net loss per share of $0.03 compared to a net loss of $10.37 million and a net loss per share of $0.04 in the year ended December 31, 2012, a decreased loss of $2.19 million. Other comprehensive income for the period was $0.07 million compared to other comprehensive income of $0.96 million for the prior comparative period; a decrease of $0.89 million.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2013
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

Significant factors in line items that caused the change in net loss for the year ended December 31, 2013 were as follows:
•
Share-based compensation costs decreased by $1.97 million compared to the year ended December 31, 2012 as the number of options issued in the current period was reduced significantly compared to the prior comparative period;

•
Investor relations expense decreased by $0.49 million compared to the prior year. The decline was mostly attributable to a decrease in salaries in the current period. The Company underwent a transition in personnel in 2013 that caused salary expenses to be lower in 2013 compared to 2012;

•	Interest and other income decreased by $0.47 million in the current year as a result of a decrease in investable cash balances in the current year;

•	Option payments received in excess of property costs decreased by $0.50 million as a result of the decreased activity in the junior mining sector;

•
Impairment of marketable securities decreased by $0.36 million as during the year ended December 31, 2013 as a result of the Company holding fewer marketable securities in the current year and those securities it did hold not incurring as significant as a loss in the current period.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2013
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

USE OF PROCEEDS FROM FINANCINGS

Planned Use of Proceeds as Previously Disclosed	Actual Use of Proceeds to December 31, 2013
July 28, 2011 Agnico-Eagle Private Placement
• $70 million on additional drilling, studies, testing and other development work in connection with the F2 Gold system at the Phoenix Gold Project.	• $53 million had been expended, as committed, on the Phoenix Gold Project, to December 31, 2013. The Company expects to use the balance of the proceeds in future periods as previously disclosed.
February 29, 2012 Public Offering
• $192 million net proceeds: $181 million for development of the Phoenix Gold project and $11 million for exploration and general working capital.	• $153 million has been expended, as committed, on the Phoenix Gold Project, to December 31, 2013.

SUMMARY OF QUARTERLY RESULTS (unaudited)

The following results are based on IFRS in Canadian dollars.

	2013 Fourth Quarter		2013 Third Quarter		2013 Second Quarter		2013 First Quarter		2012 Fourth Quarter		2012 Third Quarter		2012 Second Quarter		2012 First Quarter
	$		$		$		$		$		$		$		$
Interest and other income		299		371		506		586		676		684		632		242
(Gain) loss on sale of investments		-		(2)		-		7		-		130		16		1
Net loss		2,081		3,038		1,450		1,613		2,976		3,504		2,313		1,574
Basic and fully diluted net loss per share		0.01		0.01		0.01		0.01		0.01		0.01		0.01		0.01

Annual totals in the table may differ slightly from annual reported amounts due to rounding.

Overall, quarterly losses should tend to increase due to increased office administration costs to support an expanding exploration and development program. Other factors generally causing significant variations in results between quarters include share-based compensation, gain or loss on sale of investments and option payments received in excess of property costs. These other factors do not have identifiable trends.

FOURTH QUARTER

For the three month period ended December 31, 2013, the Company had a net loss of $2.1 million ($0.01 per share) compared to a net loss of $3.0 million ($0.01 per share) incurred in the three months ended December 31, 2012, a decrease in loss of $0.9 million. In the prior year the Company had recorded an impairment charge of $0.8 million relating to a decline in the valuation of marketable securities it held for re-sale.  In the current year the Company recorded a lesser $0.3 million charge in the fourth quarter related to impairment on marketable securities. In addition, investor relations expense was $0.5 million lower during the current year fourth quarter as compared to the prior year fourth quarter, due to the higher staff transition costs that were incurred in the prior year that did not re-occur in the current year. During the three month period ended December 31, 2013, the Company had other comprehensive income of $0.1 million compared to other comprehensive loss of $8 thousand in the comparable quarter of the prior year. This was mainly the result of an impairment loss of $0.4 million taken on marketable securities and reclassified to net income partially offset by a decrease in values of marketable securities.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2013
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $58.4 million at December 31, 2013 compared to $157.6 million at December 31, 2012. Working capital decreased in the year ended December 31, 2013 by $99.2 million, primarily due to capital and development expenditures on the Phoenix Gold Project.

Subsequent to year end the Company announced a gold purchase and sale agreement with Royal Gold under which the Company will receive US$75.0 million in deposits, and a $115 million bought deal equity financing. These financing transactions are expected to provide sufficient capital to fund the remaining construction activity of the Phoenix Gold Project to potential production.

As previously noted, as of February 28, 2014, the capital cost estimate to complete the Phoenix Gold Project to potential production is approximately $183 million, on a go-forward basis.

CASH FLOWS

Year ended December 31, 2013 compared to the year ended December 31, 2012

For the year-ended December 31, 2013, the Company had net cash inflows of $17.0 million compared to net cash outflows of $15.1 million for the year ended December 31, 2012.  The higher net cash inflow in the current period is due to the cash inflows resulting from the conversion of temporary investments in the current year.

Operating Activities

Net cash used in operating activities was $6.6 million for the year-ended December 31, 2013 compared to net cash used of $6.5 million in the year ended December 31, 2012. The minimal $0.1 million increase in net cash usage relates to a number of offsetting fluctuations in working capital and non-cash items.

Investing Activities

The Company’s net cash was increased by $22.7 million through investing activities during the year-ended December 31, 2013 compared to a decrease in net cash of $201.3 million during the year-ended December 31, 2012. The difference of $224.0 million is primarily attributable to the $109.5 million net proceeds from longer term guaranteed investment certificates (“GIC”) maturing in the current period compared to net increases in longer term GIC’s investments of $119.4 million in the prior year.

Financing Activities

Net cash from financing activities was $0.9 million during the year ended December 31, 2013 compared to $192.7 million in the year ended December 31, 2012.  The decrease of $191.8 million primarily relates to the proceeds received from the bought deal equity financing during the year ended December 31, 2012.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2013
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

FINANCIAL INSTRUMENTS

The Company’s financial instrument policies and fair values by category are described in notes 2(n) and 5 to the financial statements.  Overall, the Company’s only significant risk exposure relates to its cash and short-term cash investment balances. The Company’s paramount concern with respect to these balances is preservation of capital and therefore, during the year, authorized investments were restricted to instruments guaranteed by the Government of Canada or a Province of Canada or high-grade money market instruments guaranteed by any of the 5 largest Canadian banks.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

PROVISION FOR CLOSURE AND RECLAMATION

The Company has an obligation to close and rehabilitate the Phoenix Gold Project site upon its abandonment.

As of December 31, 2013, the Company has deposited a total of $3.1 million (2012 - $3.1 million) with the Ministry of Northern Development and Mines (“MNDM”) as assurance for closure costs of current disturbances.

The estimated closure costs of the Phoenix Gold project based on the year-end condition of the site were inflation adjusted to the estimated date of site remediation, which is 16 years from December 31, 2013, and then discounted back to the year-end using an estimate of the risk-free rate of 2.77%. The provision for closure and reclamation was decreased to the current value of the future liability, amounting to $2.8 million (2012 - $3.4 million) with the decrease, after accretion of the discount of the prior estimate, credited to exploration and evaluation assets.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2013
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

COMMITMENTS AND CAPITAL LEASE OBLIGATIONS

At December 31, 2013, the Company has the following contractual, capital and operating lease and rental commitments:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	$214	$214	Nil	Nil	Nil
Lease and Rental Obligations	$427	$185	$242	Nil	Nil
Purchase Obligations	$6,190	$6,176	$14	Nil	Nil
Other Long-Term Contractual Obligations reflected on the Company’s Balance Sheet under the primary financial statements	Nil	Nil	Nil	Nil	Nil
TOTAL	$6,831	$6,575	$256	Nil	Nil

The Company is required to make certain cash payments and incur exploration costs to maintain its mineral properties in good standing. These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2013
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

TRANSACTIONS WITH RELATED PARTIES

Legal Services

David R. Reid is a director of the Company and a partner at a law firm the Company has engaged to provide legal services. For the year ended December 31, 2013, the Company incurred legal fees with this firm of $1.3 million (2012 - $1.9 million), which are recorded within consulting and professional fees and in 2012 were also included in share issue costs in the Company’s financial statements. As at December 31, 2013, this law firm was owed $0.1 million (2012 - $0.1 million). All these transactions were recorded at their fair value amounts and incurred in the normal course of business.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The Company’s accounting policies are described in detail in note 2 of the December 31, 2013 annual consolidated financial statements. The Company considers the following judgments and estimates to be most critical in understanding its financial results:

Significant accounting judgments and sources of estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. Estimates of the future price of gold pose a significant risk to the valuation of the Phoenix Gold Project and the impairment review of carrying values as described below.

The most significant judgment made by management in preparing the Company’s financial statements is described as follows:

Impairment of Non-Current Non-Financial Assets

The Company reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and uncertainties that may affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, gold prices, mine plan estimates, operating costs, mine closure and restoration costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of income.

As at December 31, 2013, management of the Company determined that the volatile price of gold, escalating costs in the industry and the Company’s depressed share price that has resulted in a market capitalization below the carrying amount of the Company’s net assets, constituted impairment indicators, and we therefore completed an impairment assessment for the Phoenix Gold Project that included an estimate of the project’s value in use.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2013
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

Key assumptions incorporated in the impairment model included the following:

Gold price: US$1,300/oz.
Life of Mine gold head grade: 8.06 grams/tonne
Life of Mine average operating costs: $154 /tonne ore milled
Canadian / US dollar exchange rate:  1.05
Production volume and recoveries as indicated in the Company’s Technical Report filed on SEDAR February 28, 2014
Discount rate: 5%

Management’s impairment evaluation did not result in the identification of an impairment loss as of December 31, 2013.   Although management believes the estimates applied in these impairment assessments are reasonable, such estimates are subject to significant uncertainties and judgments. Sensitivities to changes in gold price, grade, and estimated operating costs, that differ from current projections, and increases to estimated capital costs might trigger an impairment that could be material.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These Changes were made in accordance with the applicable transitional provisions.

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27.

The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

IFRS 12, Disclosure of Interests in Other Entities, requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. The disclosure requirements are applicable to all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The adoption of this standard, commencing January 1, 2013, did not result in additional disclosures in the consolidated financial statements.

IFRS 13, Fair Value Measurement, provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2013
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

The Company has adopted the amendments to IAS 1 effective January 1, 2013. These amendments required the Company to group other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

FUTURE ACCOUNTING CHANGES

The Company has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for accounting periods beginning on or after January 1, 2014 or later periods.

Effective for accounting periods beginning on or after January 1, 2014:

IFRS 9, Financial Instruments (Revised), was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities, and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortised cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss. In these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss. The Company is currently evaluating the impact this standard may have on its consolidated financial statements.

Amendment to IAS 32 “Financial Instruments: Presentation”, clarifies some of the requirement for offsetting financial assets and financial liabilities on the Balance Sheet.  The Company is currently evaluating the impact this standard may have on its consolidated financial statements.

Amendment to IAS 36 “Impairment of Assets”, addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.  The Company is currently evaluating the impact this standard may have on its consolidated financial statements.

OUTSTANDING SHARE DATA

As at March 26, 2014, the Company had the following common shares, warrants and stock options outstanding:

Common shares	288,814,103
Warrants*	37,145,000
Stock options*	14,345,230
Fully diluted share capital	340,304,333
*  Each warrant or option entitles the holder to acquire one common share of the Company.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2013
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

DISCLOSURE CONTROLS AND PROCEDURES

The CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on their evaluation, that they were effective as of December 31, 2013 to provide reasonable assurance that all material information relating to the Company and its consolidated subsidiaries will be made known to management and disclosed in accordance with applicable securities regulations.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's  management  is  responsible  for  establishing  and  maintaining adequate  internal  control over  financial  reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore,  even those  systems  determined  to be effective  can provide  only  reasonable   assurance  with  respect  to  financial   statement preparation and presentation.

Management has used the Committee of Sponsoring Organizations framework and criteria established in “Internal Control Integrated Framework” (1992) as issued by the Treadway Commission (COSO) to evaluate the effectiveness of the Company's internal control over financial reporting. Based on this assessment, performed after the year end, management has concluded that as at December 31, 2013, the Company's internal control over financial reporting was effective.

The Company’s auditor, PricewaterhouseCoopers LLP, has audited the Company’s internal control over financial reporting as at December 31, 2013 and their opinion and report is included with our annual consolidated financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the  Company's  internal  control over  financial reporting during  the fiscal year 2013,  that have  materially affected,  or are reasonably likely to materially  affect, its internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information on the Company, including the AIF and other public filings, are available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This Management Discussion and Analysis (“MD&A”), and the documents incorporated by reference herein contain “forward-looking statements” and “forward-looking information”, as applicable, within the meaning of securities legislation, including the United  States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. These forward- looking statements are made as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Other than as specifically required by applicable securities laws, the Company does not intend, and does not assume any obligation, to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or  otherwise.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others: that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project  economic; that the Company will receive the US$75  million deposit under the Streaming Agreement; that the Company will meet its gold delivery obligations under the Streaming Agreement; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, disturbances by Aboriginal Communities, interruption in transportation or utilities, or adverse weather conditions; that the Company will meet its estimated timeline for the development of the Phoenix Gold Project; that the Company will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the Technical Report  will be realized; that the Company will be able to obtain additional financing for its development, construction and other needs; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the Technical Report. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build and complete a development project. Additional capital costs may need to be incurred in respect of the Phoenix Gold Project.

The Technical Report is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the Technical Report will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported inferred resources referred to in the Technical Report are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

There is no certainty that a potential mine will be realized. A mine production decision that is made without a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.

Forward-looking statements include, but are not limited to statements regarding the Company’s expectations regarding receipt of the US$75  million deposit under the Streaming Agreement and its ability to meet its gold delivery obligations thereunder, the Company’s plans in respect of the development of the Phoenix Gold Property (as  hereinafter defined), costs and timing of the development of new deposits, success of exploration and development activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of exploration operations, environmental risks, unanticipated reclamation expenses and title disputes or claims. In certain cases, forward-looking statements can be identified by the use of words such as “seeks”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “targeting”, “estimates”, “forecasts”, “look forward”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “will be taken”, “occur” or “be  achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations and studies; changes in new mineral resource models and revised geological interpretations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of the Company and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third- party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities due to poor ground conditions or other factors. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions, as well as those factors discussed in the section titled “Risks and Uncertainties” in this MD&A.

Although management of the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward- looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Readers Regarding Estimates of Indicated and Inferred Resources

This MD&A uses the terms "indicated mineral resources" and "inferred resources". The Company advises U.S. investors that while these terms are recognized and required by Canadian securities administrators, they are not recognized by the SEC. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred" or "indicated mineral resource" will ever be upgraded to a higher category.

Under Canadian rules, estimates of "inferred mineral resources" may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. The SEC normally only permits issuers to report mineralization that does not constitute "reserves" as in-place tonnage and grade without reference to unit measures. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of an indicated or inferred resource exists or is economically or legally mineable. Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

APPROVAL

The Board of Directors, upon the recommendation of the Audit Committee, has approved the disclosure contained in this MD&A.